SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
CNPJ 76.483.817/0001-20 - NIRE 41300036535 - Registro CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

1st Share Buyback Program

COPEL (“Company”) hereby informs its shareholders and the market in general that its Board of Directors has approved, on this date, the creation of the first Share Buyback Program for Common and Preferred Class B Shares, issued by the Company itself, with the aim of maximizing the generation of value for shareholders through efficient capital management.

(i)	The purpose of the Buyback Program is to acquire Copel shares to be held in treasury, canceled or sold, without reducing the Company's share capital, as well as to comply with the Performance Shares plan.
(ii)	The Company may acquire up to 129,974,359 ordinary shares (“ONs”) and up to 167,933,529 class B preferred shares (“PNBs”), which correspond to up to 10.0% of the total number of ONs and PNBs outstanding in the market. In accordance with CVM Regulation no. 77/2022, 1,299,743,590 ON shares and 1,679,335,290 PNB shares are outstanding in the market. There are no ON or PNB shares held in treasury at this time.
(iii)	The shares will be acquired on the [B]³ S.A. - Brasil, Bolsa, Balcão (“B3”) at market price, and the Company's Executive Board is responsible for carrying out all the acts necessary to implement the program, including, respecting the limits set out in the applicable regulations, defining the time and quantity of shares to be acquired in a single operation or in a series of operations and the acquisition price.
(iv)	Acquisitions will be limited to the balance of profits for the current year and available profit and capital reserves and will not affect distributions of earnings.
(v)	Acquisitions of shares under the Buyback Program may be made during a period of up to 18 (eighteen) months, starting on this date.
(vi)	Transactions may be carried out through the intermediation of the following financial institution: Itaú Corretora de Valores S.A. (CNPJ 61.194.353/0001-64).

Finally, the Company points out that the terms, conditions and other characteristics of the Buyback Program are described in detail in the minutes of the Board of Directors' meeting, available for consultation on the Company's website (https://ri.copel.com), the CVM's website (https://www.gov.br/cvm/pt-br) and B3's website (https://www.b3.com.br/pt_br/).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 26, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.